As filed with the Securities and Exchange Commission on February 13, 1998
                                                       Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ---------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                              ---------------------
                         INTERMEDIA COMMUNICATIONS INC.
             (Exact name of registrant as specified in its charter)
                              ---------------------
                     Delaware                            59-29-13586
           (State or other jurisdiction                (I.R.S. Employer
         of incorporation or organization)            Identification No.)

                              3625 Queen Palm Drive
                              Tampa, Florida 33619
                                 (813) 829-0011
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                              ---------------------
                     David C. Ruberg, Chairman of the Board,
                      President and Chief Executive Officer
                         Intermedia Communications Inc.
                              3625 Queen Palm Drive
                              Tampa, Florida 33619
                                 (813) 829-0011
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                              ---------------------
                                    Copy to:
                            Ralph J. Sutcliffe, Esq.
                       Kronish, Lieb, Weiner & Hellman LLP
                           1114 Avenue of the Americas
                          New York, New York 10036-7798
                              ---------------------

     Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend on interest reinvestment plans, please check the following box. | |

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. | X |

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. | |

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. | |

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. | |

                              ---------------------

                                            CALCULATION OF REGISTRATION FEE
========================================================================================================================
                                                     Proposed Maximum       Proposed Maximum
Title of Securities         Amount to be             Aggregate Price           Aggregate                Amount of
 to be Registered            Registered               Per Share (1)              Price              Registration Fee
------------------------------------------------------------------------------------------------------------------------
Common Stock,
$.01 par value per
share                     2,549,381 shares                $63.25            $161,248,348.25              $47,569
========================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. The aggregate offering price has been determined pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended, on the basis of the average of the high and low sale prices of the Registrant's common stock as reported on the National Association of Securities Dealers, Inc. Automated Quotation System on February 11, 1998.

                              ---------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date or dates as the Commission, acting pursuant to said
Section 8(a), may determine.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 13, 1998

PRELIMINARY PROSPECTUS

                         INTERMEDIA COMMUNICATIONS INC.
                        2,549,381 Shares of Common Stock

     This Prospectus is being used in connection with the offering from time to time by certain holders (the "Selling Securityholders") of shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of Intermedia Communications Inc., a Delaware corporation ("Intermedia"). The Selling Securityholders will have acquired 2,549,381 shares of Common Stock from Intermedia as a portion of the consideration for the acquisition by Intermedia of the Long Distance Savers group of companies ("LDS").

     The Shares may be sold from time to time in accordance with the transfer restrictions set forth in the LDS Merger Agreement (as defined herein) to purchasers directly by the Selling Securityholders. Alternatively, the Selling Securityholders may from time to time in accordance with the transfer restrictions set forth in the LDS Merger Agreement offer the Shares through brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of the Shares for whom they may act as agent. The Selling Securityholders and any such brokers, dealers or agents who participate in the distribution of the Shares may be deemed to be "underwriters", and any profits on the sale of the Shares by them and any discounts, commissions or concessions received by any such brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the "Securities Act"). To the extent the Selling Securityholders may be deemed to be underwriters, the Selling Securityholders may be subject to certain statutory liabilities of the Securities Act, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). See "Plan of Distribution." The Selling Securityholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the Shares by the Selling Securityholders and any other such person. All of the foregoing may affect the marketability of the Shares and the ability of any person or entity to engage in market-making activities with respect to the Shares.

     Intermedia will not receive any proceeds from the sale of the Shares. Intermedia has agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the Shares to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

     On February 11, 1998, the closing price for the Common Stock as quoted on the National Association of Securities Dealers, Inc. Automated Quotation System Nasdaq Market (the "Nasdaq National Market"), under the symbol "ICIX", was $63.75 per share.

             PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY MATTERS
              DISCUSSED UNDER THE CAPTION "RISK FACTORS" ON PAGE 1.
                              ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              ---------------------

     No dealer, salesman or any other person has been authorized to give any information or to make any representation other than those contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by Intermedia. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of Intermedia since the date hereof.

     Information contained herein is subject to completion or amendment. A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time this Registration Statement becomes effective. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

              The date of this Prospectus is ____________, 1998.

                              AVAILABLE INFORMATION

     Intermedia is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, its Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and at its Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material can also be inspected at the Web site of the Commission located at http://www.sec.gov. The Common Stock is listed on the Nasdaq National Market under the symbol "ICIX". Reports, proxy and information statements, and other information concerning Intermedia can also be inspected at the Nasdaq National Market at 1735 17 Street, N.W., Washington, D.C. 20006-1506.

     Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and reference is made to the copy of such contract or other document filed as an exhibit to this Registration Statement of which this Prospectus forms a part, each such statement being qualified in all respects by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents or information have been filed by Intermedia with the Commission and are incorporated herein by reference:
     Intermedia's Annual Report on Form 10-K for the year ended December 31,
          1996.
     Intermedia's Annual Report on Form 10-K/A for the year ended December 31,
          1996 filed with the Commission on May 15, 1997.
     The portions of the Proxy Statement for the Annual Meeting of Stockholders of Intermedia held on May 22, 1997 that have been incorporated by reference into Intermedia's Annual Report on Form 10-K for the year ended December 31, 1996.
     Intermedia's Current Report on Form 8-K filed with the Commission on
          February 24, 1997.
     Intermedia's Current Report on Form 8-K filed with the Commission on March
          14, 1997.
     Intermedia's Quarterly Report on Form 10-Q for the quarter ended March 31,
          1997.
     Intermedia's Current Report on Form 8-K filed with the Commission on June
          5, 1997.
     Intermedia's Current Report on Form 8-K filed with the Commission on July
          9, 1997.
     Intermedia's Current Report on Form 8-K filed with the Commission on July
          17, 1997.
     Intermedia's Current Report on Form 8-K/A filed with the Commission on
          August 4, 1997.
     Intermedia's Quarterly Report on Form 10-Q for the quarter ended June 30,
          1997.
     Intermedia's Current Report on Form 8-K filed with the Commission on
          October 27, 1997.
     Intermedia's Current Report on Form 8-K filed with the Commission on
          November 6, 1997.
     Intermedia's Quarterly Report on Form 10-Q for the quarter ended September
          30, 1997.
     Intermedia's Current Report on Form 8-K filed with the Commission on
          November 25, 1997.
     Intermedia's Current Report on Form 8-K/A filed with the Commission on
          December 4, 1997.
     Intermedia's Current Report on Form 8-K/A filed with the Commission on
          December 16, 1997.
     Intermedia's Current Report on Form 8-K filed with the Commission on
          December 18, 1997.
     Intermedia's Current Report on Form 8-K/A filed with the Commission on
          December 22, 1997.
     Intermedia's Current Report on Form 8-K filed with the Commission on
          January 21, 1998.
     Intermedia's Current Report on Form 8-K filed with the Commission on
          February 12, 1998.
     The description of the capital stock contained in Intermedia's registration statements on Form 8-A under the Exchange Act, filed April 7, 1992, April 28, 1992 and April 30, 1992 (File No. 0-20135).

     In addition, the following information that has been filed with the Commission is incorporated herein by reference:

     The consolidated financial statements of DIGEX, Incorporated ("DIGEX") appearing in DIGEX's Annual Report on Form 10-KSB for the year ended December 31, 1996.

     The audited financial statements of Shared Technologies Fairchild Inc. ("Shared Technologies") appearing in Shared Technologies' Annual Report on Form 10-K for the year ended December 31, 1996.

     All documents subsequently filed by Intermedia with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering covered by this Prospectus will be deemed incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Intermedia hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person to Intermedia Communications Inc., 3625 Queen Palm Drive, Tampa, Florida 33619 (telephone 813-829-0011), Attention: Investor Relations, a copy of any or all of the documents referred to above (other than exhibits to such documents) which have been incorporated by reference in this Prospectus.

                                  RISK FACTORS

     Prospective investors should consider carefully the following factors relating to the business of Intermedia and this offering, in addition to other information set forth elsewhere in this Prospectus and in Intermedia's Annual Report on Form 10-K, before purchasing the Shares offered hereby.

     Limited Operations of Certain Services; History of Net Losses. Intermedia's business commenced in 1987. Substantially all of Intermedia's revenues are derived from local exchange services, enhanced data services, long distance services, integration services and certain local network services. Many of these services have only recently been initiated or their availability only recently expanded in new market areas. Intermedia is expecting to substantially increase the size of its operations in the near future. Prospective investors, therefore, have limited historical financial information about Intermedia upon which to base an evaluation of Intermedia's performance. Given Intermedia's limited operating history, there is no assurance that it will be able to compete successfully in the telecommunications business.

     The development of Intermedia's business and the expansion of its networks require significant capital, operational and administrative expenditures, a substantial portion of which are incurred before the realization of revenues. These capital expenditures will result in negative cash flow until an adequate customer base is established. Although its revenues have increased in each of the last three years, Intermedia has incurred significant increases in expenses associated with the installation of local/long distance voice switches and expansion of its fiber optic networks, services and customer base. Intermedia reported net losses of approximately $3.1 million, $20.7 million, $57.2 million for the years ended December 31, 1994, 1995 and 1996 and a net loss of $201.2 million for the nine months ended September 30, 1997, respectively. Intermedia anticipates recording a significant net loss in 1997 that is expected to be substantially greater than the loss in 1996 and expects net losses to continue for the next several years. In addition, Intermedia expects to have negative EBITDA in 1997. There can be no assurance that Intermedia will achieve or sustain profitability or positive EBITDA in the future.

     Substantial Indebtedness; Insufficiency of Earnings to Cover Fixed Charges. Intermedia is highly leveraged. At September 30, 1997, after giving pro forma effect to the pending acquisition of Shared Technologies, the October 30, 1997 offerings (the "October Offerings") of Intermedia's 7% Junior Convertible Series E Preferred Stock (the "Series E Preferred Stock") and Intermedia's 8 7/8% Senior Notes due 2007 (the "8 7/8% Notes), the December 23, 1997 offering (the "December Offering") of Intermedia's 8 1/2% Senior Notes due 2008 (the "8 1/2% Notes") and the application of the net proceeds of the October Offerings and the December Offering, Intermedia would have had outstanding approximately $1.4 billion in aggregate principal amount of indebtedness and other liabilities on a consolidated basis (including trade payables), approximately $312.0 million of obligations with respect to dividend payments and the mandatory redemption of the Series B Redeemable Exchangeable Preferred Stock due 2009 (the "Series B Preferred Stock"), $170.1 million of obligations with respect to Intermedia's 7% Junior Convertible Series D Preferred Stock (the "Series D Preferred Stock") and $193.7 million of obligations with respect to the Series E Preferred Stock. The degree to which Intermedia is leveraged could have important consequences to holders of the Common Stock, including the following: (i) a substantial portion of Intermedia's cash flow from operations will be dedicated to payment of the principal and interest on its indebtedness, to payment of dividends on and the redemption of the Series B Preferred Stock and the payment of dividends on the Series D Preferred Stock and the Series E Preferred Stock, thereby reducing funds available for other purposes; (ii) Intermedia's significant degree of leverage could increase its vulnerability to changes in general economic conditions or increases in prevailing interest rates; (iii) Intermedia's ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes could be impaired; and (iv) Intermedia may be more leveraged than certain of its competitors, which may be a competitive disadvantage.

     Intermedia's historical earnings have been insufficient to cover combined fixed charges and dividends on preferred stock by $0.6 million, $2.3 million, $3.3 million, $19.8 million and $60.0 million for each of the years ended December 31, 1992, 1993, 1994, 1995 and 1996, respectively. Combined fixed charges and dividends include interest and dividends whether paid or accrued. In addition, insufficiencies of $37.6 million and $187.0 million were experienced in the nine-month periods ended September 30, 1996 and 1997, respectively. On a pro forma basis, after giving applicable effect to the acquisitions of DIGEX, EMI Communications, Inc. ("EMI"), NetSolve Incorporated ("NetSolve") and UTT Telecom Inc. ("UTT"), the pending acquisition of Shared Technologies and the March 1997 offering (the "March 1997 Offering") of the Series B Preferred Stock, the July 9, 1997 offerings (the "July 1997 Offerings") of the Series D Preferred Stock and Intermedia's 11 1/4% Senior Discount Notes due 2007 (the "11 1/4% Notes"), the October Offerings and the December Offering, Intermedia's earnings were insufficient to cover combined fixed charges and dividends on preferred stock by $274.0 million for the year ended December 31, 1996 and by $321.1 million for the nine months ended September 30, 1997. Intermedia anticipates that earnings will be insufficient to cover fixed charges for the next several years. In order for Intermedia to meet its debt service obligations, its dividend and redemption obligations with respect to the Series B Preferred Stock and its dividend obligations with respect to the Series D Preferred Stock and Series E Preferred Stock, Intermedia will need to substantially improve its operating results. There can be no assurance that Intermedia's operating results will be of sufficient magnitude to enable Intermedia to meet such debt service, dividend and redemption obligations. In the absence of such operating results, Intermedia could face substantial liquidity problems and might be required to raise additional financing through the issuance of debt or equity securities; however, there can be no assurance that Intermedia would be successful in raising such financing, or the terms or timing thereof.

     Lack of Dividend History. Intermedia has never declared or paid any cash dividends on its Common Stock and does not expect to declare any such dividends in the foreseeable future. Payment of any future dividends will depend upon earnings and capital requirements of Intermedia, Intermedia's debt facilities and other factors the Board of Directors considers appropriate. Intermedia intends to retain earnings, if any, to finance the development and expansion of its business, and therefore does not anticipate paying any dividends in the foreseeable future. In addition, the terms of the indenture (the "12 1/2% Notes Indenture") governing the 12 1/2% Senior Notes due 2006 (the "12 1/2% Notes), the indenture governing the 11 1/4% Notes (the "11 1/4% Notes Indenture"), the indenture governing the 8 7/8% Notes (the "8 7/8% Notes Indenture") and the indenture governing the 8 1/2% Notes (the "8 1/2% Notes Indenture"; the 12 1/2% Notes Indenture, the 11 1/4% Notes Indenture, the 8 7/8% Notes Indenture and the 8 1/2% Notes Indenture collectively referred to as the "Existing Indentures") and the Certificate of Designation governing the Series B Preferred Stock (the "Series B Certificate of Designation"), the Certificate of Designation of governing the Series D Preferred Stock (the "Series D Certificate of Designation") and the Certificate of Designation governing the Series E Preferred Stock (the "Series E Certificate of Designation") restrict the payment of dividends on the Shares. In addition, Intermedia may establish a bank credit facility which may be secured by a substantial portion of the assets of Intermedia and would contain additional dividend restrictions.

     Risks Associated with Acquisitions. On November 20, 1997, Intermedia, Moonlight Acquisition Corp. ("Moonlight"), a wholly-owned subsidiary of Intermedia, and Shared Technologies signed a definitive merger agreement pursuant to which holders of Shared Technologies' common stock would receive $15.00 per share in cash upon consummation of the merger. On February 11, 1998, Intermedia entered into a definitive agreement (the "National Merger Agreement") for the acquisition of National Telecommunications of Florida, Inc. and its affiliate, NTC, Inc. (collectively, "National"). Such acquisitions, if made, and the acquisition of LDS which will have been consummated pursuant to an acquisition agreement dated December 17, 1997 (the "LDS Merger Agreement") could divert the resources and management time of Intermedia and would require integration with Intermedia's existing networks and services. There can be no assurance that the pending acquisitions of Shared Technologies and National will be consummated or that any other acquisitions will occur or that any such acquisitions, including the acquisitions of Shared Technologies and National, if made, would be on terms favorable to Intermedia or would be successfully integrated into Intermedia's operations.

     In connection with the acquisition of Shared Technologies and in anticipation of Shared Technologies becoming a "Restricted Subsidiary" within the meaning of the Existing Indentures and the Series B Certificate of Designation, Intermedia purchased certain equity interests and certain notes issued by Shared Technologies. If the acquisition of Shared Technologies is not consummated before May 11, 1998 and, as a result, Shared Technologies does not become a Restricted Subsidiary of Intermedia, an Event of Default would occur under the terms of each of the

Existing Indentures and the Series B Certificate of Designation unless Intermedia disposes of its investment in Shared Technologies without a loss or holds its investment through an "Unrestricted Subsidiary" within the meaning of the Existing Indentures and the Series B Certificate of Designation. If such an event of default occurs, upon receipt of notice from the trustee under any of the Existing Indentures, or the holders of at least 25% of the outstanding principal amounts of the 12 1/2% Notes, the 11 1/4% Notes, the 8 7/8% Notes or the collectively, the "Existing Notes"), acceleration of the Existing Notes would result. The occurrence of an Event of Default would not lead to the acceleration of the Series B Preferred Stock. If all of the Existing Notes were accelerated, Intermedia would not have sufficient funds available to repay the all of the Existing Notes, unless it could arrange a refinancing of the Existing Notes.

     Consistent with its strategy, Intermedia is currently evaluating, has made offers with respect to, and is engaged in discussions regarding various acquisition opportunities. These acquisitions could be funded by cash on hand and/or Intermedia's securities. It is possible that one or more of such possible future acquisitions, if completed, could adversely affect Intermedia's funds from operations or cash available for distribution, in the short term or the long term or both, or increase Intermedia's debt, or such an acquisition could be followed by a decline in the market value of Intermedia's securities.

     Failure to Obtain Third Party Consents in connection with an Acquisition or Merger. Intermedia has consummated a number of acquisitions over the past two years and expects to consummate additional acquisitions during the current fiscal year. In connection therewith, Intermedia may not have obtained, and in connection with future acquisitions may elect not to seek, all required consents from third parties with respect to acquired contracts. If an acquired contract required the consent of a third party and such consent was not obtained, the third party could assert a breach of the contract. Intermedia believes that the failure to obtain any such third party consents should not result in any material adverse consequences to Intermedia, although there can be no assurance that such a consequence will not result.

     Regulatory Approval of the October Offerings and the December Offering. Certain states in which Intermedia is certificated provide for prior approval or notification of the issuance of securities by Intermedia. Because of time constraints, Intermedia did not seek the approval from such states prior to the October Offerings and the December Offering. The requirements for these filings may have been pre-empted by the National Securities Market Improvement Act of 1996, although there is no case law on this point. Intermedia subsequently filed the necessary notifications and applications for approval in these states. After consultation with counsel, Intermedia believes the regulatory approvals will be granted and that obtaining such approvals subsequent to the October Offerings and the December Offering should not result in any material adverse consequences to Intermedia, although there can be no assurance that such a consequence will not result.

     Maintenance of Peering Relationships. The Internet is comprised of many Internet service providers ("ISPs") who operate their own networks and interconnect with other ISPs at various peering points. The establishment and maintenance of peering relationships with other ISPs is necessary in order to exchange traffic with other ISPs without having to pay settlement charges. Although Intermedia meets the industry's current standards for peering, there is no assurance that other national ISPs will maintain peering relationships with Intermedia. In addition, there may develop increasing requirements associated with maintaining peering with the major national ISPs with which Intermedia may have to comply. There can be no assurance that Intermedia will be able to expand or adapt its network infrastructure to meet the industry's evolving standards on a timely basis, at a commercially reasonable cost, or at all.

     Potential Liability of On-Line Service Providers. The law in the United States relating to the liability of on-line service providers and ISPs for information carried on, disseminated through or hosted on their systems is currently unsettled. Several private lawsuits seeking to impose such liability are currently pending. In one case brought against an ISP, Religious Technology Center v. Netcom On-Line Communication Services, Inc., the United States District Court for the Northern District of California ruled in a preliminary phase that under certain circumstances ISPs could be held liable for copyright infringement. The Telecommunications Act of 1996 (the "1996 Act") prohibits and imposes criminal penalties for using an interactive computer service to transmit certain types of information and content, such as indecent or obscene communications. On June 26, 1997, the Supreme Court affirmed the decision of a panel of three federal judges which granted a preliminary injunction barring enforcement of this portion of the 1996 Act to the extent that enforcement is based upon allegations other than obscenity or child pornography as an impermissible restriction on the First Amendment's right of free speech. In addition, numerous states have adopted or are currently considering similar types of legislation. The imposition upon ISPs or Web hosting sites of potential liability for materials carried on or disseminated through its systems could require Intermedia to implement measures to reduce its exposure to such liability, which may require the expenditure of substantial resources or the discontinuation of certain product or service offerings. Intermedia believes that it is currently unsettled whether the 1996 Act prohibits and imposes liability for any services provided by Intermedia should the content or information transmitted be subject to the statute. The increased attention focused upon liability issues as a result of these lawsuits, legislation and legislative proposals could affect the growth of Internet use. Any such liability or asserted liability could have a material adverse effect on Intermedia's business, financial condition and results of operations.

     Dependence upon Network Infrastructure; Risk of System Failure; Security Risks. Intermedia's success in marketing its services to business and government users requires that Intermedia provide superior reliability, capacity and security via its network infrastructure. Intermedia's networks are subject to physical damage, power loss, capacity limitations, software defects, breaches of security (by computer virus, break-ins or otherwise) and other factors, certain of which have caused, and will continue to cause, interruptions in service or reduced capacity for Intermedia's customers. Similarly, Intermedia's ISP business relies on the availability of its network infrastructure for the provision of Internet connectivity. Interruptions in service, capacity limitations or security breaches could have a material adverse effect on Intermedia's business, financial condition and results of operations.

     Class Action by DIGEX Stockholders. On June 5, 1997, Intermedia announced that it had agreed to acquire 100% of the outstanding equity of DIGEX (the "DIGEX Acquisition"). The acquisition was consummated through a tender offer for all of the outstanding shares of DIGEX, which closed on July 9, 1997, followed by a cash merger effective on July 11, 1997 (the "DIGEX Merger").

         On June 20, 1997, two purported class action complaints were filed in the Court of Chancery of the State of Delaware in and for New Castle County respectively by TAAM Associates, Inc. and David and Chaile Steinberg (the "Complaints"), purported stockholders of DIGEX, on behalf of all non-affiliated common stockholders of DIGEX, against Intermedia, DIGEX and the Directors of DIGEX (the "DIGEX Directors"). The Complaints allege that the DIGEX Directors violated their fiduciary duties to the public stockholders of DIGEX by agreeing to vote in favor of the DIGEX Merger and that Intermedia knowingly aided and abetted such violation by offering to retain DIGEX management in their present positions and consenting to stock option grants to certain executive officers of DIGEX. The Complaints sought preliminary and permanent injunctions enjoining the DIGEX Merger but no applications were made for such injunctions prior to the consummation of the DIGEX Merger on July 11, 1997. In addition, the Complaints seek cash damages from the DIGEX Directors. In August 1997, a motion to dismiss the Complaints was filed on behalf of Intermedia, DIGEX and the DIGEX Directors. The action has been dormant since that time.

     These cases are in their very early stages and no assurance can be given as to their ultimate outcome. Intermedia, after consultation with its counsel, believes that there are meritorious factual and legal defenses to the claims in the Complaints. Intermedia intends to defend vigorously the claims in the Complaints.

     Significant Capital Requirements and Need for Additional Financing. Expansion of Intermedia's existing networks and services and the development of new networks and services require significant capital expenditures. Intermedia expects to fund its capital requirements through existing resources, joint ventures, debt or equity financing, credit availability and internally generated funds. Intermedia expects that continued expansion of its business will require raising equity and/or debt by the end of fiscal 1999. Depending on market conditions, Intermedia may determine to raise additional capital before such time. There can be no assurance, however, that Intermedia will be successful in raising sufficient debt or equity on terms that it will consider acceptable. Moreover, the Existing

Indentures, the Series B Certificate of Designation, the Series D Certificate of Designation and the Series E Certificate of Designation impose certain restrictions upon Intermedia's ability to incur additional indebtedness or issue additional preferred stock. In addition, Intermedia's future capital requirements will depend upon a number of factors, including marketing expenses, staffing levels and customer growth, as well as other factors that are not within Intermedia's control, such as competitive conditions, government regulation and capital costs. Failure to generate sufficient funds may require Intermedia to delay or abandon some of its future expansion or expenditures, which would have a material adverse effect on its growth and its ability to compete in the telecommunications industry.

     Expansion Risk. Intermedia is experiencing a period of rapid expansion which management expects will increase in the near future. This growth has increased the operating complexity of Intermedia as well as the level of responsibility for both existing and new management personnel. Intermedia's ability to manage its expansion effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. Intermedia's inability to effectively manage its expansion could have a material adverse effect on its business.

     A portion of Intermedia's expansion may occur through acquisitions as an alternative to direct investments in the assets required to implement the expansion. No assurance can be given that suitable acquisitions can be identified, financed and completed on acceptable terms, or that Intermedia's future acquisitions, if any, will be successful or will not impair Intermedia's ability to service its outstanding obligations.

     Risks of Implementation; Need to Obtain Permits and Rights of Way. Intermedia is continuing to expand its existing networks. Intermedia has identified other expansion opportunities in the eastern half of the United States and is currently extending the reach of its networks to pursue such opportunities. There can be no assurance that Intermedia will be able to expand its existing networks or construct or acquire new networks as currently planned on a timely basis. The expansion of Intermedia's existing networks and its construction or acquisition of new networks will be dependent, among other things, on its ability to acquire rights-of-way and any required permits on satisfactory terms and conditions and on its ability to finance such expansion, acquisition and construction. In addition, Intermedia may require pole attachment agreements with utilities and incumbent local exchange carriers ("ILECs") to operate existing and future networks, and there can be no assurance that such agreements will be obtained or obtainable on reasonable terms. These factors and others could adversely affect the expansion of Intermedia's customer base on its existing networks and commencement of operations on new networks. If Intermedia is not able to expand, acquire or construct its networks in accordance with its plans, the growth of its business would be materially adversely affected.

     Competition. In each of its markets, Intermedia faces significant competition for the local network services, including local exchange services, it offers from ILECs, which currently dominate their local telecommunications markets. ILECs have long-standing relationships with their customers, which relationships may create competitive barriers. Furthermore, ILECs may have the potential to subsidize competitive service from monopoly service revenues. In addition, a continuing trend toward business combinations and alliances in the telecommunications industry may create significant new competitors to Intermedia. Intermedia also faces competition in most markets in which it operates from one or more integrated communications services providers ("ICPs") and ILECs operating fiber optic networks. In addition, Intermedia faces competition in its integration services business from equipment manufacturers, the regional Bell operating companies ("RBOCs") and other ILECs, long distance carriers and systems integrators, and in its enhanced data services business (including Internet) from local telephone companies, long distance carriers, very small aperture terminal ("VSAT") providers, other ISPs and others. In particular, the market for Internet services is extremely competitive and there are limited barriers to entry. Many of Intermedia's existing and potential competitors have financial, personnel and other resources significantly greater than those of Intermedia.

     Intermedia believes that various legislative initiatives, including the recently enacted 1996 Act, have removed remaining legislative barriers to local exchange competition. Nevertheless, in light of the passage of the 1996 Act, regulators are also likely to provide ILECs with increased pricing flexibility as competition increases. If ILECs are permitted to lower their rates substantially or engage in excessive volume or term discount pricing practices for their customers, the net income or cash flow of ICPs and competitive local exchange carriers ("CLECs"), including Intermedia, could be materially adversely affected. In addition, while Intermedia currently competes with AT&T, MCI and others in the interexchange services market, the recent federal legislation permits the RBOCs to provide interexchange services once certain criteria are met. Once the RBOCs begin to provide such services, they will be in a position to offer single source service similar to that being offered by Intermedia. Recently, a Federal District Court in Texas found unconstitutional certain provisions of the 1996 Act restricting the RBOCs from offering long distance service in their operating regions until they could demonstrate that their networks have been made available to competitive providers of local exchange services in those regions. If that decision is permitted to stand, it could result in RBOCs providing interexchange service in their operating regions sooner than previously expected. In addition, AT&T and MCI have entered and other interexchange carriers have announced their intent to enter into the local exchange services market, which is facilitated by the 1996 Act's resale and unbundled network element provisions. Intermedia cannot predict the number of competitors that will emerge as a result of existing or new federal and state regulatory or legislative actions. Competition from the RBOCs with respect to interexchange services or from AT&T, MCI or others with respect to local exchange services could have a material adverse effect on Intermedia's business.

     Regulation. Intermedia is subject to varying degrees of federal, state and local regulation. Intermedia is not currently subject to price cap or rate of return regulation at the state or federal level, nor is it currently required to obtain Federal Communication Commission ("FCC") authorization for the installation, acquisition or operation of its interstate network facilities. Further, the FCC issued an order holding that non-dominant carriers, such as Intermedia, are required to withdraw interstate tariffs for domestic long distance service. That order has been stayed by a federal appeals court and it is not clear at this time whether the detariffing order will be implemented. Until further action is taken by the court, Intermedia will continue to maintain tariffs for these services. In June 1997, the FCC issued another order stating that non-dominant carriers, such as Intermedia, could withdraw their tariffs for interstate access services. While Intermedia has no immediate plans to withdraw its tariff, this FCC order allows Intermedia to do so. The FCC does require Intermedia to file tariffs on an ongoing basis for international traffic.

     On May 16, 1997, the FCC released an order that fundamentally restructured the "access charges" that ILECs charge to interexchange carriers and end user customers. Intermedia believes that the FCC's new access charge rules do not adversely affect Intermedia's business plan, and that they in fact present significant new opportunities for new entrants, including Intermedia. Aspects of the access charge order may be changed in the future. Numerous parties have either filed appeals with federal courts or asked the FCC to reconsider portions of its new rules.

     Intermedia is generally subject to certification or registration and tariff or price list filing requirements for intrastate services by state regulators. The 1996 Act and the issuance by the FCC of rules governing local competition, particularly those requiring the interconnection of all networks and the exchange of traffic among the ILEC and CLECs, as well as pro-competitive policies already developed by state regulatory commissions, have caused fundamental changes in the structure of the local exchange markets. On July 18, 1997, the U.S. Court of Appeals for the Eighth Circuit issued a decision vacating the FCC's pricing and "most favored nation" rules, as well as certain other of the FCC's interconnection rules. On October 14, 1997, the Eighth Circuit issued an order clarifying its previous decision. In this order, the Court held that ILECs have an obligation under the 1996 Act to offer other carriers access to the ILECs network elements on an unbundled basis, but the ILECs do not have an obligation to recombine those elements for use by other carriers. The FCC's and other parties' petitions to the Supreme Court requesting review of these decisions have been granted. Most recently, on January 22, 1998, the Eighth Circuit reiterated that the FCC is bound by the pricing policies of the state regulatory commissions regarding interconnection, unbundled access, resale, and transport and termination of local telecommunications traffic and rebuffed what it perceived as an attempt by the FCC to condition the RBOCs' provision of in-region long distance service on compliance with federal pricing policies regarding these items. Even though these decisions restrict the role of the FCC in the pricing and other issues, these issues remain subject to scrutiny and oversight by state regulatory commissions.

     Although Intermedia is not able to predict the impact of these decisions on future efforts to negotiate interconnection agreements with ILECs, Intermedia's analysis shows that interconnection arrangements that have been approved or mandated by state regulatory commissions have been consistent with the intent of the 1996 Act to expand local competition and with Intermedia's business plan. These regulatory developments create opportunities for new entrants offering local exchange services to capture a portion of the ILECs' nearly 100% market share. Due to the rapid development and continuing growth of Intermedia's sales force and its competitive advantages in providing integrated telecommunications services, Intermedia believes that it is well positioned to capitalize on the new market opportunities emerging in the local exchange market.

     Although passage of the 1996 Act should result in increased opportunities for companies that are competing with the ILECs, no assurance can be given that changes in current or future regulations adopted by the FCC or state regulators or other legislative or judicial initiatives relating to the telecommunications industry would not have a material adverse effect on Intermedia. In addition, although the 1996 Act provides incentives to the ILECs that are subsidiaries of RBOCs to enter the long distance service market by requiring ILECs to negotiate interconnection agreements with local competitors, there can be no assurance that these ILECs will negotiate quickly with competitors such as Intermedia for the required interconnection of the competitor's networks with those of the ILECs or that such agreements will be favorable. Moreover, on December 31, 1997, a Federal District Court in Texas found unconstitutional certain provisions of the 1996 Act restricting the RBOCs from offering long distance service in their operating regions until they could demonstrate that their networks have been made available to competitive providers of local exchange services in those regions. The United States and some long distance companies have requested a stay of this decision and it is expected that they, and others, will seek its reversal on appeal. If the District Court's decision is permitted to stand, it could result in the RBOCs providing interexchange service in their operating regions sooner than previously expected.

     Potential Diminishing Rate of Growth. During the period from 1994 through 1996, Intermedia's revenues grew at a compound annual growth rate of 169%. While Intermedia expects to continue to grow, as its size increases it is likely that its rate of growth will diminish.

     Risk of New Service Acceptance by Customers. Intermedia has recently introduced a number of services, primarily local exchange services, that Intermedia believes are important to its long-term growth. The success of these services will be dependent upon, among other things, the willingness of customers to accept Intermedia as the provider of such services. No assurance can be given that such acceptance will occur; the lack of such acceptance could have a material adverse effect on Intermedia.

     Rapid Technological Changes. The telecommunications industry is subject to rapid and significant changes in technology. While Intermedia believes that, for the foreseeable future, these changes will neither materially affect the continued use of its fiber optic networks nor materially hinder its ability to acquire necessary technologies, the effect on the business of Intermedia of technological changes such as changes relating to emerging wireline and wireless transmission technologies, including software protocols, cannot be predicted.

     Dependence on Key Personnel. Intermedia's business is managed by a small number of key management and operating personnel, the loss of certain of whom could have a material adverse impact on Intermedia's business. Intermedia believes that its future success will depend in large part on its continued ability to attract and retain highly skilled and qualified personnel. None of Intermedia's key executives, other than David C. Ruberg, President, Chief Executive Officer and Chairman of the Board, is a party to a long-term employment agreement with Intermedia.

     Risk of Cancellation or Non-Renewal of Network Agreements, Licenses and Permits. Intermedia has lease and/or purchase agreements for rights-of-way, utility pole attachments, conduit and dark fiber for its fiber optic networks. Although Intermedia does not believe that any of these agreements will be cancelled in the near future, cancellation or non-renewal of certain of such agreements could materially adversely affect Intermedia's business in the affected metropolitan area. In addition, Intermedia has certain licenses and permits from local government authorities. The 1996 Act requires that local government authorities treat telecommunications carriers in a competitively neutral, non-discriminatory manner, and that most utilities, including most ILECs and electric companies, afford alternative carriers access to their poles, conduits and rights-of-way at reasonable rates on non-discriminatory terms and conditions. There can be no assurance that Intermedia will be able to maintain its existing franchises, permits and rights or to obtain and maintain the other franchises, permits and rights needed to implement its strategy on acceptable terms.

     Dependence on Business from Interexchange Carriers ("IXCs"). For the year ended December 31, 1996, approximately 10% of Intermedia's consolidated revenues were attributable to access services provided to IXCs. The loss of access revenues from IXCs in general could have a material adverse effect on Intermedia's business.

     In addition, Intermedia's growth strategy assumes increased revenues from IXCs from the deployment of local/long distance voice switches on its networks and the provision of switched access origination and termination services. There is no assurance that the IXCs will continue to increase their utilization of Intermedia's services, or will not reduce or cease their utilization of Intermedia's services, which could have a material adverse effect on Intermedia.

     Business Combinations; Change of Control. Intermedia has from time to time held, and continues to hold, preliminary discussions with (i) potential strategic investors who have expressed an interest in making an investment in or acquiring Intermedia and (ii) potential joint venture partners looking toward the formation of strategic alliances that would expand the reach of Intermedia's networks or services without necessarily requiring an additional investment in Intermedia. In addition to providing additional growth capital, management believes that an alliance with an appropriate strategic investor would provide operating synergy to, and enhance the competitive positions of, both Intermedia and the investor within the rapidly consolidating telecommunications industry. There can be no assurance that agreements for any of the foregoing will be reached. An investment, business combination or strategic alliance could constitute a change of control. The Existing Indentures and the Series B Certificate of Designation provide that a change of control would require Intermedia to repay the Existing Notes and redeem the Series B Preferred Stock outstanding under such instruments. A change of control also requires Intermedia to offer to redeem the Series D Preferred Stock and the Series E Preferred Stock. If a change of control does occur, there is no assurance that Intermedia would have sufficient funds to make such repayments and redemption or could obtain any additional debt or equity financing that could be necessary in order to repay the Existing Notes and to redeem the Series B Preferred Stock, Series D Preferred Stock and Series E Preferred Stock.

     Anti-Takeover Provisions. Intermedia's Certificate of Incorporation and Bylaws, the provisions of the Delaware General Corporation Law (the "DGCL"), the Existing Indentures, the Series B Certificate of Designation, the Series D Certificate of Designation and the Series E Certificate of Designation may make it difficult in some respects to effect a change in control of Intermedia and replace incumbent management. In addition, Intermedia's Board of Directors has adopted a Stockholder's Rights Plan, pursuant to which rights to acquire a series of preferred stock, exercisable upon the occurrence of certain events, were distributed to its stockholders. The existence of these provisions may have a negative impact on the price of the Common Stock, may discourage third party bidders from making a bid for Intermedia or may reduce any premiums paid to stockholders for their Common Stock. In addition, the Board has the authority to fix the rights and preferences of, and to issue shares of, Intermedia's preferred stock, which may have the effect of delaying or preventing a change in control of Intermedia without action by its stockholders.

     Shares Eligible for Future Sale. Future sales of shares by existing stockholders under Rule 144 of the Securities Act, or through the exercise of outstanding registration rights or the issuance of shares of Common Stock upon the exercise of options or warrants or conversion of convertible securities, including the Series D Preferred Stock and the Series E Preferred Stock, could materially adversely affect the market price of shares of Common Stock and could materially impair Intermedia's future ability to raise capital through an offering of equity securities. Substantially all of Intermedia's outstanding shares, other than those held by affiliates, are transferable without restriction under the Securities Act. Additionally, the purchase price for the acquisition of National will be funded at least in part through the issuance of Intermedia stock. No predictions can be made as to the effect, if any, that market sales of such shares or the availability of such shares for future sale will have on the market price of shares of Common Stock prevailing from time to time.

     Forward Looking Statements. The statements contained in this Prospectus that are not historical facts are "forward-looking statements" (as such term is defined in the Private Securities Litigation Reform Act of 1995), which can be identified by the use of forward-looking terminology such as "estimates," "projects," "anticipates," "expects," "intends," "believes," or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. Management wishes to caution the reader that these forward-looking statements are only estimates or predictions. No assurance can be given that future results will be achieved; actual events or results may differ materially as a result of risks facing Intermedia or actual results differing from the assumptions underlying such statements.

                                   THE COMPANY

     Intermedia is a rapidly growing ICP, offering a full suite of local, long distance and enhanced data telecommunications services to business and government end user customers, long distance carriers, ISPs, resellers and wireless communications companies. Founded in 1987, Intermedia is currently the third largest (based on annualized telecommunications services revenues) among providers generally referred to as CLECs after MFS Communications Company, Inc. and Teleport Communications Group Inc. As of September 30, 1997, Intermedia had sales offices in 43 cities throughout the eastern half of the United States and offered a full product package of telecommunications services in 19 metropolitan statistical areas. In April 1996, Intermedia became one of the first ICPs in the United States to provide integrated switched local and long distance service and as of December 16, 1997 had thirteen switches in service. Intermedia provides enhanced data services, including frame relay, asynchronous transfer mode ("ATM") and Internet access services, primarily to business and government customers (including over 100 ISPs), in approximately 3,800 cities nationwide, utilizing approximately 130 company-owned data switches. Intermedia also serves as a facilities-based interexchange carrier to approximately 15,000 customers nationwide. Intermedia continues to increase its customer base and network density in the eastern half of the United States and is pursuing attractive opportunities to add additional services and expand into complementary geographic markets.

     Intermedia was incorporated in the State of Delaware on November 9, 1987, as the successor to a Florida corporation that was founded in 1986. Intermedia's principal offices are located at 3625 Queen Palm Drive, Tampa, Florida 33619, and its telephone number is (813) 829-0011.

Recent Developments

     Acquisitions. On February 11, 1998, Intermedia entered into the National Merger Agreement pursuant to which Intermedia will acquire National for a purchase price of approximately $151.0 million, subject to certain adjustments, of which 70% is payable in Intermedia common stock and 30% is payable in cash.

     On December 17, 1997 Intermedia entered into a definitive agreement for the acquisition of LDS for a purchase price of approximately $151.0 million, of which approximately $130.0 million is payable in Intermedia common stock and approximately $21.0 million is payable in cash, in each case, subject to certain adjustments. The shares of common stock offered hereby will have been issued upon the closing of the acquisition of LDS which is expected to occur in the first quarter of 1998.

     LDS is a regional interexchange carrier, providing long distance services and Internet access to more than 45,000 business subscribers and employing over 100 sales and customer service professionals in Louisiana, Texas, Oklahoma, Mississippi and Florida. LDS had revenues of $101.8 million and $82.3 million and EBITDA of $15.3 million and $10.2 million for the year ended December 31, 1996 and the nine months ended September 30, 1997, respectively. The acquisition of LDS will provide a significant time-to-market advantage in a region important to Intermedia's expansion plan, while also contributing an experienced regional management team and established sales platform. Because LDS's service portfolio and footprint complements Intermedia's, management of Intermedia believes that the pending acquisition of LDS also presents significant synergy realization opportunities. By joining forces with an established operating company with a staff of experienced sales, management and technical personnel, Intermedia expects to expedite its entry into these Southern markets.

     On November 20, 1997, Intermedia, through Moonlight, entered into a definitive merger agreement with Shared Technologies. The total deemed purchase price for Shared Technologies is estimated to be approximately $640 million, excluding certain transaction expenses and fees relating to certain agreements. In addition, Intermedia agreed to settle certain litigation. As part of the agreement, Intermedia was granted irrevocable options, which together with other common stock of Shared Technologies owned by Intermedia, gives Intermedia control of over 50% of Shared Technologies common stock on a fully diluted basis. Intermedia made a tender offer for 4,000,000 additional shares of Shared Technologies at $15 per share in cash, which expired on December 26, 1997. More than 16,000,000 shares were tendered pursuant to the tender offer. In order to avoid the purchase of fractional shares, 4,000,064 shares were accepted. The stockholders of Shared Technologies approved the merger between Shared Technologies and Moonlight on February 10, 1998.

     The acquisition of Shared Technologies is expected to be consummated during the first quarter of 1998. Consummation of the merger agreement is subject to various customary conditions, including receipt of necessary regulatory approvals.

     Shared Technologies is the nation's largest provider of shared telecommunications services and systems. Through its technical infrastructure and 800 employees, Shared Technologies acts as a single point of contact for business telecommunications services at more than 465 buildings throughout the United States and Canada. For the year ended December 31, 1996 and the nine months ended September 30, 1997, Shared Technologies' revenues were approximately $157.2 million and $141.8 million, respectively, and its EBITDA for such periods were approximately $34.9 million and $33.4 million, respectively. This acquisition is expected to enhance Intermedia's national presence in telecommunications markets, enabling it to provide a bundled offering of local, long distance, data, Internet and systems integration services to Shared Technologies' existing 15,000 business customers. If this acquisition is consummated, Intermedia will have approximately 160,000 CLEC access lines, serving more than 2,000 buildings.

     On July 11, 1997, Intermedia consummated the final step in the DIGEX Acquisition through the DIGEX Merger. The aggregate consideration for the DIGEX Acquisition, which was funded with Intermedia's then existing cash reserves, was approximately $160 million.

     DIGEX, headquartered in suburban Washington, D.C., is a national ISP, which provides a comprehensive range of industrial strength Internet solutions, including high speed dedicated business Internet connectivity, Web site management and private network solutions, primarily to business and government customers. For the nine months ended September 30, 1997, DIGEX's revenues were approximately $33.5 million.

     Intermedia is currently evaluating, has made offers with respect to and is engaged in discussions regarding various acquisition opportunities. These acquisitions could be funded by cash on hand and/or Intermedia's securities. Except as described in this Registration Statement, Intermedia is not a party to any agreement for any material acquisition nor can there be any assurance that any such acquisition will be consummated.

     Offerings. On December 23, 1997, Intermedia completed the December Offering, a private placement of $400.0 million of the 8 1/2% Notes (including the exercise of the over-allotment with respect to the 8 1/2% notes).

     On October 30, 1997, Intermedia completed the October Offerings, private placements of 8,000,000 Depositary Shares (including the exercise of the over-allotment option with respect to such Depository Shares), each representing one-hundredth of an interest in a share of the Series E Preferred Stock, and $260,250,000 of the 8 7/8% Notes (including the exercise of the over-allotment option with respect to the 8 7/8% Notes). The aggregate gross proceeds from the October Offerings were approximately $460.3 million.

     In July 1997, Intermedia completed the July Offerings, private placements of 6,900,000 Depositary Shares (including the exercise of the over-allotment option with respect to such Depositary Shares), each representing a one-hundredth interest in a share of Series D Preferred Stock, and $649.0 million principal amount at maturity of the 11 1/4% Notes (including the exercise of the over-allotment option with respect to the 11 1/4% Notes). The aggregate gross proceeds from the July 1997 Offerings were approximately $547.3 million.

     Regulatory Changes. The 1996 Act and the issuance by the FCC of rules governing local competition, particularly those requiring the interconnection of all networks and the exchange of traffic among the ILEC and CLECs, as well as pro-competitive policies already developed by state regulatory commissions, have caused fundamental changes in the structure of the local exchange markets.

     On May 16, 1997, the FCC released an order that fundamentally restructured the "access charges" that ILECs charge to interexchange carriers and end user customers. Intermedia believes that the FCC's new access charge rules do not adversely affect Intermedia's business plan, and that they in fact present significant new opportunities for new entrants, including Intermedia. Aspects of the access charge order may be changed in the future. Numerous parties have either filed appeals with federal courts or asked the FCC to reconsider portions of its new rules.

     On July 18, 1997, the U.S. Court of Appeals for the Eighth Circuit issued a final decision vacating the FCC's pricing and "most favored nation" rules, as well as certain other of the FCC's interconnection rules. On October 14, 1997, the Eighth Circuit issued an order clarifying its previous decision. In this order, the Court held that ILECs have an obligation under the 1996 Act to offer other carriers access to the ILECs network elements on an unbundled basis, but the ILECs do not have an obligation to recombine those elements for use by other carriers. The FCC's and other parties' petitions to the Supreme Court requesting review of these decisions have been granted. Most recently, on January 22, 1998, the Eighth Circuit reiterated that the FCC is bound by the pricing policies of the state regulatory commissions regarding interconnection, unbundled access, resale, and transport and termination of local telecommunications traffic and rebuffed what it perceived as an attempt by the FCC to condition the RBOCs' provision of in-region long distance service on compliance with federal pricing policies regarding these items. Even though these decisions restrict the role of the FCC in the pricing and other issues, these issues remain subject to scrutiny and oversight by state regulatory commissions.

     Although Intermedia is not able to predict the impact of these decisions on future efforts to negotiate interconnection agreements with ILECs, Intermedia's analysis shows that interconnection arrangements that have been approved or mandated by state regulatory commissions have been consistent with the intent of the 1996 Act and Intermedia's business plan. These regulatory developments create opportunities for new entrants offering local exchange services to capture a portion of the ILECs' nearly 100% market share. Due to the rapid development and continuing growth of Intermedia's sales force and its competitive advantages in providing integrated telecommunications services, Intermedia believes that it is well positioned to capitalize on the new market opportunities emerging in the local exchange market.

     On December 31, 1997, a Federal District Court in Texas found unconstitutional certain provisions of the 1996 Act restricting the RBOCs from offering long distance service in their operating regions until they could demonstrate that their networks have been made available to competitive providers of local exchange services in those regions. The United States and some long distance companies have requested a stay of this decision and it is expected that they, and others, will seek its reversal on appeal. If the District Court's decision is permitted to stand, it could result in the RBOCs providing interexchange service in their operating regions sooner than previously expected.


                                 USE OF PROCEEDS

     Intermedia is not selling any of the Shares and will not receive any proceeds from the sale of the Shares by the Selling Securityholders.

                           THE SELLING SECURITYHOLDERS

     The following table sets forth, as of the closing of the acquisition of LDS, certain information regarding the Selling Securityholders' ownership of Intermedia's Common Stock. Unless otherwise disclosed in the footnotes to the table, no Selling Securityholder has held any position, office or had any other material relationship with Intermedia, its predecessors or affiliates during the past three years. To the knowledge of Intermedia, except as disclosed below, the Selling Securityholders own all of the Shares and do not own, nor have any rights to acquire, any other shares of Common Stock as of the date of this Prospectus.


                                             Beneficially Owned Prior
                                                to This Offering(1)
                                            -------------------------
                                            Number of       Percent of          Offered            Beneficially Owned
Name of Selling Securityholder                Shares         Shares(2)          for Sale          After This Offering(1)
--------------------------------            ---------       ----------          ---------         ----------------------
Freddy Nolan                                 978,632          4.83%              978,632                    0
William L. Montgomery                        368,764          1.82%              368,764                    0
William D. Hoover                            138,990            *                138,990                    0
Gayle D. Hoover Trust                        122,135            *                122,135                    0
Terri Hoover Debnam                          235,778          1.16%              235,778                    0
Gary D. Hoover                               235,974          1.17%              235,974                    0
Stephanie Hoover Trust                       245,756          1.21%              245,756                    0
Christopher B. Chelette                       10,245            *                 10,245                    0
Avril L. Fowler, Jr.                          10,245            *                 10,245                    0
Garry L. Findley                               6,561            *                  6,561                    0
Gary L. Woodruff                              23,192            *                 23,192                    0
Lyn D. Johnson                                23,192            *                 23,192                    0
John R. Hollis Trust                          27,302            *                 27,302                    0
Ken Doughty                                   27,302            *                 27,302                    0
Wesley R. Johnson and Deanna
V. Johnson                                    23,192            *                 23,192                    0
Kenneth Doughty, Trustee of the
Kenneth Doughty Revocable
Trust under agreement dated
4/7/94                                         1,979            *                  1,979                    0
Florene Doughty Revocable Trust                1,979            *                  1,979                    0
Larry Ferk                                     1,979            *                  1,979                    0

                                       13

                                             Beneficially Owned Prior
                                                to This Offering(1)
                                           -----------------------------
                                            Number of         Percent of           Offered            Beneficially Owned
Name of Selling Securityholder               Shares            Shares(2)          for Sale          After This Offering(1)
------------------------------               ------            ---------          --------          ----------------------
William N. Montgomery                         5,886               *                 5,886                      0
Michael T. Montgomery                         5,886               *                 5,886                      0
Thomas A. Winkler                               990               *                   990                      0
Michael L. Tinnerello                           990               *                   990                      0
Robert J. Calibani                            1,979               *                 1,979                      0
Albert D. Burson                                990               *                   990                      0
Morgan Family Revocable Trust
Joseph B. Morgan, III and  Paula
K. Morgan, Trustees                           1,979               *                 1,979                      0
Pat O. Daily Revocable Trust
Pat O. Daily, Trustee                         1,979               *                 1,979                      0
Mary Lee Daily Prout Revocable
Trust, Mary L. Prout, Trustee                 1,979               *                 1,979                      0
Jason Doughty                                   495               *                   495                      0
John R. Hollis 1988 Revocable
Trust under agreement dated
2/26/88, John R. Hollis, Trustee              3,958               *                 3,958                      0
Alicia Nolan                                  9,768               *                 9,768                      0
Ashley Nolan                                  9,768               *                 9,768                      0
Madeline Hoover                               9,768               *                 9,768                      0
Matthew Debnam                                3,257               *                 3,257                      0
Emily Debnam                                  3,257               *                 3,257                      0
Mallory Debnam                                3,255               *                 3,255                      0

     *Less than one percent. Based on 17,694,631 shares of common stock outstanding on February 11, 1998. The 17,694,631 shares outstanding on February 11, 1998 do not include the 2,549,381 shares which will be issued in connection with the acquisition of LDS.

(1) Under the rules of the Commission, a person is deemed to be the beneficial owner of a security if such person has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities if that person has the right to acquire beneficial ownership within 60 days. Accordingly, more than one person may be deemed to be a beneficial owner of the same securities. Unless otherwise indicated by footnote, the named individuals have sole voting and investment power with respect to the securities beneficially owned.

(2) The percentage of shares beneficially owned by each Selling Securityholder is based on 20,244,012 shares of common stock (17,694,631 shares of common stock outstanding on February 11, 1998 plus 2,549,381 shares which will be issued at the closing of the acqusition of LDS).


     The 2,549,381 Shares to be owned by the Selling Securityholders represent all of the securities covered by this Registration Statement of which this Prospectus is a part. The 2,549,381 Shares would have had an aggregate market value of approximately $162,523,039 on February 11, 1998 (based on the $63.75 per share closing price of the Common Stock on that date). Upon the closing of the LDS Merger Agreement, a pro-rata amount of the Shares owned by the Selling Securityholders will be held in escrow for certain obligations they may have under the LDS Merger Agreement, as described below.

     A total of approximately 46,875 Shares (the "Purchase Price Escrow Shares") will be held by an escrow agent (the "Escrow Agent") until a final determination of the adjustments to the purchase price for the acquisition of LDS is determined. After such final determination, the Purchase Price Escrow Shares will either be released to the Selling Securityholder or returned to Intermedia and subsequently canceled.

     A total of approximately 78,125 Shares (the "Indemnity Escrow Shares") will be held by the Escrow Agent as security for certain indemnification obligations of the Selling Securityholders pursuant to the LDS Merger Agreement. For a period of three years following the Closing Date (the "Indemnification Period"), Intermedia may assert claims for indemnification against the Indemnity Escrow Shares. At the expiration of the Indemnification Period, the Escrow Agent shall deliver any remaining Indemnity Escrow Shares to the Selling Securityholders.

     Any Purchase Price Escrow Shares or Indemnity Escrow Shares which are required to be delivered to satisfy a payment or indemnity obligation under the LDS Merger Agreement shall be deemed to be valued at $51.1875 per Share, notwithstanding the actual market or other value of the Shares at the time of delivery.

     The Shares will be acquired by the Selling Securityholders pursuant to an exemption from the registration requirements of the Securities Act pursuant to
Section 4(2) thereof. Pursuant to the LDS Merger Agreement, the Selling Securityholders have agreed that they will not sell or transfer more than 1/12th of the Shares during each of the 12 months following the date of the closing of the LDS Merger Agreement (calculated on a cumulative basis). However, this restriction will not prohibit (i) a person or entity to which the Shares are pledged from selling such Shares after a default in the obligations secured by such pledge or (ii) a Selling Securityholder from selling such Shares upon the announcement by Intermedia of a Change in Control of Intermedia (as defined in the LDS Merger Agreement), whereupon the foregoing restriction on the sale or transfer of the Shares will immediately lapse.

     In addition, the LDS Merger Agreement requires Intermedia to file a registration statement covering the Shares and to use its reasonable efforts to keep such registration statement continuously effective for a period of two years following the date on which it is declared effective (or, except as otherwise provided in the LDS Merger Agreement, to immediately file a new registration statement in the event such effectiveness lapses at any time during such two-year period). Intermedia has filed this Registration Statement to fulfill its obligations under the LDS Merger Agreement.

                              PLAN OF DISTRIBUTION

     Intermedia will not receive any proceeds from the sale of the Shares offered hereby. The Shares may be sold from time to time in accordance with the transfer restrictions set forth in the LDS Merger Agreement to purchasers directly by the Selling Securityholders. Alternatively, the Selling Securityholders may from time to time in accordance with the transfer restrictions set forth in the LDS Merger Agreement offer the Shares through brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of the Shares for whom they may act as agent. The Selling Securityholders and any such brokers, dealers or agents who participate in the distribution of the Shares may be deemed to be "underwriters", and any profits on the sale of the Shares by them and any discounts, commissions or concessions received by any such brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the Selling Securityholders may be deemed to be underwriters, the Selling Securityholders may be subject to certain statutory liabilities under the Securities Act, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     The Shares offered hereby may be sold by the Selling Securityholders from time to time in accordance with the restrictions on transfer of the Shares set forth in the LDS Merger Agreement in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The Shares may be sold by one or more of the following methods, without limitation: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers;
(d) an exchange distribution in accordance with the rules of such exchange; (e) face-to-face transactions between sellers and purchasers without a broker-dealer; (f) through the writing of options; and (g) other methods.

     To the best knowledge of Intermedia, there are currently no plans, arrangements or understandings between any Selling Securityholders and any broker, dealer, agent or underwriter regarding the sale of the Shares by the Selling Securityholders. There is no assurance that any Selling Securityholder will sell any or all of the Shares offered by it hereunder or that any such Selling Securityholder will not transfer, devise or gift such Shares by other means not described herein.

     The Selling Securityholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the Shares by the Selling Securityholders and any other such person. All of the foregoing may affect the marketability of the Shares and the ability of any person or entity to engage in market-making activities with respect to the Shares.


                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     Intermedia's Certificate of Incorporation provides that Intermedia will to the fullest extent permitted by the DGCL indemnify all persons whom it may indemnify pursuant thereto. Intermedia's Bylaws contain a similar provision requiring indemnification of Intermedia's directors and officers to the fullest extent authorized by the DGCL. The DGCL permits a corporation to indemnify its directors and officers (among others) against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding brought (or threatened to be brought) by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made for expenses (including attorneys' fees) actually and reasonably incurred by directors and officers in connection with the defense or settlement of such action if they had acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged liable to Intermedia unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses. The DGCL further provides that, to the extent any director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in this paragraph, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. In addition, Intermedia's Certificate of Incorporation contains a provision limiting the personal liability of Intermedia's directors for monetary damages for certain breaches of their fiduciary duty. Intermedia has indemnification insurance under which directors and officers are insured against certain liability that may occur in their capacity as such.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Intermedia pursuant to the foregoing provisions, Intermedia has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  LEGAL MATTERS

     The legality of the securities offered hereby has been passed upon for Intermedia by Kronish, Lieb, Weiner & Hellman LLP, 1114 Avenue of the Americas, New York, New York 10036-7798. Ralph J. Sutcliffe, a partner of Kronish, Lieb, Weiner & Hellman LLP, beneficially owns 5,745 shares of the Common Stock and a warrant to purchase 100,000 shares of Common Stock at an exercise price of $41.50 per share.


                                     EXPERTS

     The consolidated financial statements and schedule of Intermedia Communications Inc. appearing in Intermedia Communication Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of DIGEX, Incorporated, appearing in DIGEX, Incorporated's Annual Report (Form 10-KSB) for the year ended December 31, 1996, have been audited by Ernst & Young, LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The December 31, 1996 audited financial statements of Shared Technologies Fairchild Inc. incorporated by reference in this Prospectus and in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     The consolidated financial statements and schedule of Shared Technologies Fairchild Inc. and subsidiaries at December 31, 1995 and for each of the two years in the period ended December 31, 1995 incorporated by reference in this Prospectus have been audited by Rothstein, Kass & Company, P.C., independent certified public accountants, as indicated in their report, which includes an explanatory paragraph relating to the changing of the method of accounting for its investment in one of its subsidiaries, with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The following statement sets forth the expenses payable in connection with this Registration Statement (estimated except for the registration fee), all of which will be borne by Intermedia:

Securities and Exchange Commission filing fee.........................   $47,569
Legal fees and expenses...............................................   $25,000
Accountant's fees and expenses........................................   $15,000
Miscellaneous ........................................................   $10,000
                                                                         -------
Total.................................................................   $97,569
                                                                         =======

Item 15.  Indemnification of Directors and Officers.

     Intermedia's Certificate of Incorporation provides that Intermedia will to the fullest extent permitted by the DGCL indemnify all persons whom it may indemnify pursuant thereto. Intermedia's Bylaws contain a similar provision requiring indemnification of Intermedia's directors and officers to the fullest extent authorized by the DGCL. The DGCL permits a corporation to indemnify its directors and officers (among others) against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding brought (or threatened to be brought) by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made for expenses (including attorneys' fees) actually and reasonably incurred by directors and officers in connection with the defense or settlement of such action if they had acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged liable to Intermedia unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses. The DGCL further provides that, to the extent any director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in this paragraph, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. In addition, Intermedia's Certificate of Incorporation contains a provision limiting the personal liability of Intermedia's directors for monetary damages for certain breaches of their fiduciary duty. Intermedia has indemnification insurance under which directors and officers are insured against certain liability that may occur in their capacity as such.

Item 16.  Exhibits and Financial Data Schedules.

(a) Exhibits


2.1 -- Agreement and Plan of Merger, dated as of June 4, 1997, among Intermedia, Daylight Acquisition Corp. and DIGEX, Incorporated.
        Exhibit 99(c)(1) to Intermedia's Schedule 14D-1 filed with the Commission on June 11, 1997 is incorporated herein by reference.

2.2 -- Agreement and Plan of Merger, dated as of November 20, 1997, by and among Intermedia, Moonlight Acquisition Corp. and Shared Technologies Fairchild Inc. Exhibit 99(c)(1) to Intermedia's Schedule 14D-1 and
        Schedule 13D filed with the Commission on November 26, 1997 is incorporated herein by reference.

2.3 -- Acquisition Agreement, dated as of December 17, 1997, among Intermedia and the holders of interest in the Long Distance Savers companies. Exhibit 2.3 to Amendment No. 1 to Intermedia's Form S-3 filed with the Commission on January 14, 1998 is incorporated herein by reference.

2.4 -- Agreement and Plan of Merger dated as of February 11, 1998 among Intermedia, Sumter One Acquisition, Inc., Sumter Two Acquisition, Inc., National Telecommunications of Florida, Inc., NTC, Inc. and the stockholders of National.

5.1* -- Opinion of Kronish, Lieb, Weiner & Hellman LLP.

8.1* -- Opinion of Kronish, Lieb, Weiner & Hellman LLP re: Tax matters.

23.1 -- Consent of Kronish, Lieb, Weiner & Hellman LLP.

23.2 -- Consent of Ernst & Young LLP.

23.3 -- Consent of Ernst & Young LLP.

23.4 -- Consent of Arthur Andersen LLP

23.5 -- Consent of Rothstein, Kass & Company, P.C.

24.1 -- Power of Attorney is set forth on the signature page of this Registration Statement.

*  To be filed by Amendment to this Registration Statement.

(b)  Financial Data Schedules

     Financial Data Schedules are not required to be filed since all financial statements have been previously included in filings with the Commission.

Item 17.  Undertakings.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) To reflect in the Prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

          (iii) To include any material information with respect to the Plan of Distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by Intermedia pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange
Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, State of Florida, on this 12th day of February, 1998.

                                   INTERMEDIA COMMUNICATIONS INC.

                                   By: /s/ Robert M. Manning
                                       -----------------------------------------
                                       Robert M. Manning,
                                       Chief Financial Officer and Senior Vice
                                       President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated. Each person whose signature appears below authorizes David C. Ruberg and Robert M. Manning, or either of them, as attorney-in-fact to sign and file in each capacity stated below, all amendments and post-effective amendments to this Registration Statement.

                 Signature                                      Title                            Date
------------------------------------------           ---------------------------          -----------------

Principal Executive Officers:

/s/ David C. Ruberg                                  Chairman of the Board,               February 12, 1998
-------------------------------------                President and Chief
    David C. Ruberg                                  Executive Officer


Principal Financial and Accounting Officers:

/s/ Robert M. Manning                                Chief Financial Officer and          February 12, 1998
------------------------------------                 Senior Vice President
    Robert M. Manning

/s/ Jeanne M. Walters                                Controller and Chief                 February 12, 1998
--------------------------------------               Accounting Officer
    Jeanne M. Walters


Other Directors:

/s/ John C. Baker                                    Director                             February 12, 1998
---------------------------------------
    John C. Baker

/s/ George F. Knapp                                  Director                             February 12, 1998
--------------------------------------
    George F. Knapp

/s/ Philip A. Campbell                               Director                             February 12, 1998
--------------------------------------
    Philip A. Campbell


                            Exhibit Index

Number                         Exhibit                                    Page
------                         -------                                    ----

2.1 -- Agreement and Plan of Merger, dated as of June 4, 1997, among Intermedia, Daylight Acquisition Corp. and DIGEX, Incorporated.
        Exhibit 99(c)(1) to Intermedia's Schedule 14D-1 filed with the Commission on June 11, 1997 is incorporated herein by reference.

2.2 -- Agreement and Plan of Merger, dated as of November 20, 1997, by and among Intermedia, Moonlight Acquisition Corp. and Shared Technologies Fairchild Inc. Exhibit 99(c)(1) to Intermedia's
        Schedule 14D-1 and Schedule 13D filed with the Commission on November 26, 1997 is incorporated herein by reference.

2.3 -- Acquisition Agreement, dated as of December 17, 1997, among Intermedia and the holders of interest in the Long Distance Savers companies. Exhibit 2.3 to Intermedia's Amendment No. 1 to Form S-3 filed with the Commission on January 14, 1998 is incorporated herein by reference.

2.4 -- Agreement and Plan of Merger dated as of February 11, 1998 among Intermedia, Sumter One Acquisition, Inc., Sumter Two Acquisition, Inc., National Telecommunications of Florida, Inc., NTC, Inc. and the stockholders of National.

5.1* -- Opinion of Kronish, Lieb, Weiner & Hellman LLP.

8.1* -- Opinion of Kronish, Lieb, Weiner & Hellman LLP re: Tax matters.

23.1 -- Consent of Kronish, Lieb, Weiner & Hellman LLP.

23.2 -- Consent of Ernst & Young LLP.

23.3 -- Consent of Ernst & Young LLP.

23.4 -- Consent of Arthur Andersen LLP.

23.5 -- Consent of Rothstein, Kass & Company, P.C.

24.1 -- Power of Attorney is set forth on the signature page of this Registration Statement.

*  To be filed by Amendment to this Registration Statement.